FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Investor Relations

Press Release
SPAIN’S ENDESA AND GREECE’S MYTILINEOS CREATE THE LARGEST INDEPENDENT OPERATOR IN THE GREEK MARKET

THE NEW COMPANY WILL HAVE AN INITIAL ENTERPRISE VALUE OF € 1.2 BN

THE STRATEGIC ALLIANCE IS AN IMPORTANT STEP IN THE DEVELOPMENT OF THE ENDESA EUROPEAN
EXPANSION PLAN IN THE MEDITERRANEAN AREA AND A STEP FORWARD IN THE LEADING POSITION OF
THE MYTILINEOS GROUP IN THE GREEK ENERGY MARKET.

New York, March 28st, 2007- ENDESA (ELE:NYSE), the largest Spanish electricity company, and the Greek metallurgical and engineering company MYTILINEOS HOLDINGS S.A. have announced a strategic alliance for the Greek market which will expand into Southeastern Europe.

The new company, with the largest independent portfolio in the pipeline and under construction and a well-balanced mix between thermal and renewals, will become the largest independent power operator in Greece.

In the joint venture, which will have an initial capitalization of about € 1.2 bn ENDESA will have a stake of 50,01%. MYTILINEOS will contribute its entire thermal and renewable energy assets and licenses. The contribution of the assets is expected to start immediately and be completed within the next 12 months.

The financial power of the new company, the know how of ENDESA (one of the largest private multinational companies, with presence in more than fifteen countries of Europe, America and Africa), and the relevant local presence and industrial dimension of the MYTILINEOS group, will allow the new company to face this ambitious development growth project.

The scope of the new company includes the construction and operation of thermal power stations (natural gas and coal), renewables (wind parks, hydro and photovoltaic) as well as electricity and CO2 emissions trading. Gradual retail penetration is also foreseen after the opening up of EU markets in July 2007.

The asset base of the new joint venture will include:
- a CHP of 334MW starting operations in June 2007
- a 430 MW natural gas fired power plant currently under construction, which will be completed in June 2009.
- a portfolio of more than 1000 MW of renewable projects.
- a new coal - fired power plant of 600ΜW
- additional opportunities for the new venture will include a 310MW trading license, additional natural gas fired power plants license and international coal fired power plants.

Both partners have expressed their satisfaction for the successful conclusion of negotiations and optimism for the future of the new venture, the biggest so far of its kind in Southeastern Europe.
For additional information please contact Álvaro Pérez de Lema,
North America Investor Relations Office,
Telephone # 212 750 7200
HTTP://WWW.ENDESA.ES

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: March 28, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations